EXHIBIT 99.1

Seabridge Gold Team Wins Industry Award for KSM Sustainable Development Program

TORONTO, Dec. 07, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that its Environmental Team has won the 2017 Robert R. Hedley Award presented annually by the Association for Mineral Exploration in BC to a member company for significant contributions or advances in environmental management and/or social responsibility. The announcement from the AME BC can be reviewed here.

The award specifically recognizes the contributions of Seabridge’s Brent Murphy, Vice President of Environmental Affairs, and Elizabeth Miller, Manager of Environmental Affairs, who are leading the Company’s sustainable development program for its KSM Project. The program has pioneered community engagement, local development and environmental initiatives which were instrumental in obtaining approval of the project’s Environmental Assessment and have been widely recognized by representatives of the industry and the BC government.

Seabridge Chairman and CEO Rudi Fronk stated “We are pleased to see that the efforts of Brent, Elizabeth and our team to advance KSM responsibly have been recognized by their colleagues and peers within the mineral exploration industry. Brent and Elizabeth have established a new standard for environmental stewardship and leadership in social engagement which went well beyond the requirements of the environmental assessment process while at the same time protecting the project's economic feasibility. We appreciate that the award highlights our emphasis on local community input into the development of KSM’s overall design.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information, please contact:

Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net